Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

AMENDMENT DATED JULY 29, 2021
TO JOINT PROXY STATEMENT/PROSPECTUS
DATED JULY 23, 2021

This amendment dated July 29, 2021 (this “amendment”) should be read in conjunction with the joint proxy statement/prospectus dated July 23, 2021, which was first mailed to shareholders of Equity Commonwealth (“EQC”) and Monmouth Real Estate Investment Corporation (“MNR”) on or about July 26, 2021. The joint proxy statement/prospectus relates to the pending merger between EQC and MNR.

The virtual special meetings of EQC shareholders and MNR shareholders previously scheduled to be held on August 17, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively, have been rescheduled for August 24, 2021 at 10:00 a.m. and 11:00 a.m. Eastern Time, respectively. All references to the date of the EQC Special Meeting or the MNR Special Meeting in the joint proxy statement/prospectus are amended to reflect the new date of August 24, 2021. MNR shareholders wishing to participate in the live webcast of the MNR Special Meeting must pre-register at www.cesonlineservices.com/mnr21_vm by 11:00 a.m., Eastern Time, on August 23, 2021. EQC and MNR have each updated their proxy cards to reflect the new meeting date and an updated proxy card is enclosed with this amendment.

On July 27, 2021, Starwood Real Estate Income Trust, Inc. (“Starwood”) filed preliminary proxy materials for the purpose of soliciting proxies from MNR’s shareholders in opposition of the pending merger. MNR urges MNR shareholders to discard any BLUE proxy card that may be sent to them by Starwood and to complete and return the enclosed WHITE proxy card in favor of all MNR proposals.

Except as specifically discussed above, all information in the joint proxy statement/prospectus remains unchanged.

If you have already voted, you do not need to take any action unless you wish to revoke your proxy or change your vote. Proxy cards and voting instruction forms already returned will remain valid and shares represented thereby will be voted at the EQC Special Meeting or the MNR Special Meeting, as applicable, in accordance with your instructions unless revoked. If you have already voted and wish to change your vote, you should complete and submit a new proxy card or voting instruction form reflecting your vote.

If you have not yet voted, we urge you to submit a WHITE proxy card or voting instruction form to vote your shares as promptly as possible to ensure your shares are represented at the EQC Special Meeting or the MNR Special Meeting, as applicable. For specific instructions on how to submit a proxy to vote your shares, please review the applicable instructions that are set forth in the joint proxy statement/prospectus. If you have any questions about the merger or how to submit your proxy, please contact EQC’s proxy solicitor D.F. King & Co., Inc., at (877) 783-5524 or MNR’s proxy solicitor, Okapi Partners LLC, at (877) 796-5274.

Additional Information and Where to Find It

In connection with the proposed merger, EQC has filed a registration statement on Form S-4 with the SEC, which became effective on July 23, 2021, to register the common shares of beneficial interest of EQC to be issued pursuant to the merger. The registration statement includes a joint proxy statement/prospectus which has been filed by EQC and MNR with the SEC and has been sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of MNR seeking their approval of the merger (the “joint proxy statement/prospectus”). EQC and MNR may also file other documents regarding the proposed merger and share issuance with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders may obtain free copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by EQC or MNR through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by EQC on EQC’s website at www.ir.eqcre.com and may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by MNR on MNR’s website at www.mreic.reit.

Participants in the Solicitation

EQC and certain of its trustees and executive officers and MNR and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from EQC’s shareholders and from MNR’s shareholders in connection with the proposed merger and share issuance under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the trustees and executive officers of EQC and the directors and executive officers of MNR in the registration statement on Form S-4, the joint proxy statement/prospectus and other relevant materials filed with the SEC by EQC or MNR regarding the proposed merger and share issuance. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from EQC or MNR using the source indicated above.